UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

October 30, 2018

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In the Matter of

Redwood Scientific Technologies, Inc.
250 W. First Street, Suite 310
Claremont, CA 91711

File No. 333-209529

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ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

      Redwood Scientific Technologies, Inc. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

      Redwood Scientific Technologies, Inc. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

      In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on October 30, 2018.

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Brent J. Fields
Secretary